02013705

P.E.
2/28/02

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K a press release dated February 28, 2002, announcing the exercise of the warrants of the Company by Softbank Corporation, TriGem Computers, Inc. and Naray & Company, Inc.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial / Carson
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

Korea Thrunet Announces The Exercise of Warrants by SOFTBANK Corp., TriGem Computers and Naray & Company.

Seoul and New York, February28, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) ("Thrunet"), Korea's largest cable modem broadband Internet-access services provider and a major provider of enterprise network services, today announced that SOFTBANK Corp. ("SOFTBANK"), TriGem Computers, Inc. ("TGC"), Naray & Company, Inc. ("Naray") exercised the warrants attached to bonds issued on January 26, 2001, amounting to KRW 130,240 million, on February 28, 2002.

In January 2001, SOFTBANK, TGC and Naray completed a US$ 240 million investment in the Company in the form of equity and bonds with detachable warrants, of which the face value of bonds with warrants was US$185 million. Within the total exercise amount of KRW 130,240 million, SOFTBANK, TGC and Naray exercised KRW 82,880 million, KRW 17,760 million and KRW 29,600 million, respectively. All warrants were exercised at par value KRW 2,500, in accordance with the terms of the warrants. Following the exercise, SOFTBANK, TGC and Naray subscribed for 52,096,000 shares of common stock of the Company. While SOFTBANK became the single largest shareholder of the Company, SOFTBANK, TGC and Naray raised their

equity stakes to 30.6%, 14.3% and 9.3%, respectively.

The Company noted that the payment of subscription money for the Company's common stock pursuant to the exercise of the bonds was made by the delivery of bond certificates instead of the actual payment in cash, decreasing Thrunet's long-term debt by US$110 million and improving the Company's debt-to-equity ratio.

Gi Choo Han, CFO and senior vice president of the Company, stated, "This debt to equity conversion is meaningful to us for not only improving our balance sheet structure, but also displays the strong commitments of our major shareholders in the Company. With the improved financial structure, the Company anticipates to better position itself for future funding activities. Meanwhile, the Company aims to achieve further financial structural enhancements."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,342,222 paying end-users at the end of January 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 980 corporate customers, with major Korean telecommunications companies such as SK Telecom and Shinsegi Telecomm accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's short operating history which makes it difficult to predict its future results of operations; the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the

possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: March 4, 2002

By: ______________________
Name: Hyeh Jung Soh
Title: Head of Legal Department